Exhibit 99.153

Torque Esports Corp. Announces Completion of Shares for Debt Transaction

TORONTO, ON, June 18, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) announces it has settled and extinguished $125,000 in professional fees owing to Haywood Securities Inc. (“Haywood”) in connection with the provision of a fairness opinion to the board of directors of Frankly Inc. (the “Indebtedness”) through the issuance of common shares of the Company (the “Common Shares”). Pursuant to the settlement of the Indebtedness (the “Debt Settlement”), the Company issued 200,320 Common Shares at a deemed price of $0.624 per Common Share to Haywood. The Company chose to settle and extinguish the Indebtedness through the issuance of Common Shares to preserve cash and improve the Company’s balance sheet. The Debt Settlement was conditionally approved by the TSX Venture Exchange (the “TSXV”) on June 15, 2020.

The issuance of the Common Shares to Haywood is subject to the receipt of final approval of the TSXV. The Common Shares issued pursuant to the Debt Settlement will be subject to a fourmonth hold period, which will expire on the date that is four months and one day from the date of issuance.

More About Torque Esports

Torque is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology platforms and monetization services. To date, Torque’s combined companies have clients comprising more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Torque Esports brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS +

CARS, The-Race.com, WTF1 and Allinsports - for more information visit: www.torqueesport.com; Frankly and its wholly-owned subsidiary Frankly Media LLC, which provides a complete suite of online content and monetization solutions - for more information visit: www.franklymedia.com; and WinView, Inc., a Silicon Valley-based company, a pioneer in mobile gaming and interactive second screen viewing and the owner of a portfolio of foundational patents in the field of interactive media - for more information visit: www.winview.tv.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com 678-644-0404

Darren Cox, Co-CEO darren.cox@torqueesport.com